TAYLOR MORRISON HOME CORPORATION

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

December 20, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	Taylor Morrison Home Corporation
Registration Statement on Form S-4
File No. 333-235410

Dear Mr. Alper:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by Taylor Morrison Home Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2019, as amended on December 20, 2019, be accelerated to December 23, 2019 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Benjamin A. Aronovitch
	Name:	Benjamin A. Aronovitch
	Title:	Vice President, Deputy General Counsel